March 30, 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 3720

Washington, D.C. 20549

Re:	ACT Teleconferencing, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed April 17, 2006

Forms 10-Q for Fiscal Quarter Ended June 30, 2006 File No. 0-27560

Dear Mr. Spirgel:

With respect to the comments raised by the Securities and Exchange Commission (the “SEC”) in its letter to Chief Financial Officer Mr. Rick Fresia dated March 20, 2007 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q, please see our responses below

Form 10-K for Fiscal Year Ended December 31, 2006

Long-Lived Tangible Assets, page F-10

1.	Please refer to prior comment #4.

In future filings, we would incorporate the following disclosure in accordance with paragraph 26 (a) of SFAS 144:

We evaluate the carrying amount of long-lived assets (including property, plant and equipment, and intangible assets with determinable lives) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We evaluate events or changes in circumstances based on a number of factors including operating results, business plans and forecasts, general and industry trends and economic projections and anticipated cash flows. An impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in earnings. We also evaluate the estimated useful lives of our long-lived assets and revise such estimates based on current events if indicated.

In conjunction with the Dolphin transaction, we evaluated the carrying amount of long-lived assets based on future estimated cash flows. We also determined that due to improvements in technology, the useful life we had assigned to the bridging equipment was no longer appropriate, and so we reduced the useful life. For 2005 impairment charges overall, approximately $3.5 million was charged to the audio segment and $900,000 to the video segment. In 2006, there were no triggering events that led us to test recoverability of long-lived assets.

Preferred Stock and Shareholders’ Equity, page F-14

2.	Please refer to prior comment #6. The 1,037,700 warrants issued in 2005 have a fair value based on a Black Sholes valuation model of approximately $31,000 at December 31, 2005. As this was not material, we did not record it on the balance sheet. We do understand that the warrants are considered a liability, however, at this point in time, a Black Sholes valuation of the warrants outstanding does not merit disclosure in our financial statements. We will evaluate the warrants at least when circumstances require, and record them when their value approaches or exceeds their exercise price.

3.	Discuss the impact of adopting FSP EITF00-19-2 on your financial statements under SAB 11(M) in future filings.

FSP No. EITF 00-19-2 further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable generally accepted accounting principles (GAAP) without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. We do recognize that we may be subject to booking an estimate of the contingent obligation when the value of the warrants approaches or exceeds their exercise price.

We have added a note regarding the impact of EITF 00-19-2 to the financial statements included in our filing on Form 10K for the year ended December 31, 2006 reflecting that we are currently evaluating the impact EITF 00-19-2 could have on our financial position, results of operations or cash flows.

4.	We do understand that the warrants are considered a liability, however, at this point in time, a Black Sholes valuation of the warrants outstanding does not merit disclosure in our financial statements. We will evaluate the warrants at least when circumstances require, and record them when their value approaches or exceeds their exercise price.

Form 10-Q for the Fiscal Quarters Ended June 30, 2006

Consolidated Statements of Cash Flow, page 5

7. Please refer to prior comment #7.

Comments: We believe the proceeds from the sale of preferred stock issued used to repay the bridge loan is a non-cash transaction because no cash traded hands for $4.1 million of the repayment. Dolphin Direct Equity Partners, LP (“Dolphin”) purchased $4.1 million of our Series AA Preferred Stock. At that time, we owed them $7.0 million. Rather than Dolphin paying us $4.1 million and us paying them $7.0, we paid them $2.9 million in cash.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 233-3500.

Sincerely,

/s/ Rick Fresia
Chief Financial Officer